UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
ArcSight, Inc.
(Name of Subject Company)
ArcSight, Inc.
(Name of Person(s) Filing Statement)
Common Stock, $0.00001 Par Value Per Share
(Title of Class of Securities)
039666102
(CUSIP Number of Class of Securities)
Thomas J. Reilly
President and Chief Executive Officer
5 Results Way
Cupertino, California 95014
(408) 864-2600
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:

David A. Bell, Esq.	Trâm T. Phi, Esq.
Michael A. Brown, Esq.	Vice President and General Counsel
Aaron Hou, Esq.	ArcSight, Inc.
Fenwick & West LLP	5 Results Way
801 California Street	Cupertino, California 95014
Mountain View, California 94041
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:
Exhibit A — Exhibit A is a press release relating to ArcSight, Inc.’s cancellation of appearances at upcoming investor conferences and analyst and investor days and notice that ArcSight, Inc. will immediately adjourn indefinitely its Annual Meeting of Stockholders announced on September 13, 2010.
Exhibit B — Exhibit B is a copy of an email distributed to ArcSight, Inc. employees on September 13, 2010.
Exhibit C — Exhibit C is a copy of an email distributed to ArcSight, Inc. channel partners on September 13, 2010.
Exhibit D — Exhibit D is a copy of an email distributed to ArcSight, Inc. customers on September 13, 2010.
Exhibit E — Exhibit E is a copy of an email distributed to ArcSight, Inc. technical partners on September 13, 2010.
Exhibit F — Exhibit F is a copy of a FAQ for managers distributed to ArcSight, Inc. managers on September 13, 2010.
Exhibit G — Exhibit G is a copy of talking points for managers distributed to ArcSight, Inc. managers on September 13, 2010.
Exhibit H — Exhibit H is a copy of a script for receptionists and support hotline staff distributed to ArcSight, Inc. receptionists and support hotline staff on September 13, 2010.
Exhibit I — Exhibit I is a transcription of a voicemail distributed to certain ArcSight, Inc. customers and partners on September 13, 2010.
Exhibit J — Exhibit J is a copy of a blog written by Thomas J. Reilly, President and Chief Executive Officer of ArcSight, Inc. and posted on ArcSight, Inc.’s website on September 13, 2010.
Exhibit K — Exhibit K is a copy of an email distributed to ArcSight, Inc. employees on September 13, 2010 from Trâm T. Phi, ArcSight, Inc.’s General Counsel.